UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                        REPORT FOR PERIOD
CSW International, Inc.                                  July 1, 2002 to
Columbus, Ohio 43215                                  September 30, 2002


File No.  070-9091                                   PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 25th day of November, 2002.

                                                 CSW Energy, Inc.
                                          CSW International, Inc.


                                               /s/   Armando Pena
                                              ---------------------
                                                     Armando Pena
                                                        Treasurer

                                                                   Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                September 30, 2002
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                         $25,522
   Accounts receivable                                                 8,805
   Prepaid expenses                                                      457
                                                                  -----------

               Total current assets                                   34,784


Investments In and Advances to Energy Projects                       164,739

Notes Receivable - Affiliate                                          86,703

Other Assets
  Construction in progress and project development costs               1,643
  Property, Plant, and Equipment, net                                349,495
  Other - net                                                         12,424
                                                                  -----------

               Total other assets                                    363,562
                                                                  -----------

                  Total assets                                      $649,788
                                                                  ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                   $6,073
   Accrued liabilities and other                                      13,667
                                                                  -----------

               Total current liabilities                              19,740

Notes Payable - Affiliate                                            360,384

Deferred Income Taxes                                                 39,946

Other                                                                 21,317
                                                                  -----------

               Total liabilities                                     441,387


Minority Interest                                                       (338)

Shareholder's Equity
   Common stock                                                            1
   Additional paid-in-capital                                        102,704
   Accumulated retained earnings                                     106,034
                                                                  -----------

               Total shareholder's equity                            208,739
                                                                  -----------

                  Total liabilities and shareholder's equity        $649,788
                                                                  ===========

                                                                     Exhibit B

                                 CSW International, Inc.
                               Consolidated Balance Sheet
                                   September 30, 2002
                                       (Unaudited)
                                        ($000's)

ASSETS

Fixed Assets                                                             3,986
        Less - Accumulated depreciation                                 (1,646)
                                                                 --------------
              Total Fixed Assets                                         2,340

Current Assets
        Cash and cash equivalents                                       19,830
        Accounts receivable                                             14,025
                                                                 --------------
              Total Current Assets                                      33,855

Other Assets
        Equity investments and other                                   239,678

              Total Assets                                           $ 275,873
                                                                 ==============

CAPITALIZATION AND LIABILITIES
Capitalization
        Common stock                                                       $ 1
        Paid-in capital                                                 71,223
        Retained earnings                                               58,041
                                                                 --------------
                                                                       129,265

Current Liabilities
        Accounts payable                                                47,117
        Advances from affiliates                                        49,969
                                                                 --------------
                                                                        97,086

Deferred Credits
        Deferred tax liability                                          41,909
        Other                                                            7,613
                                                                 --------------
              Total Deferred Credits                                    49,522

              Total Capitalization and Liabilities                   $ 275,873
                                                                 ==============

                                                                     Exhibit C


                                  CSW Energy, Inc.
                                Statement of Income
                   For the Twelve Months Ended September 30, 2002
                                    (Unaudited)
                                      ($000's)

                                                                2002

OPERATING REVENUE:
         Electric revenues                                        $59,679
         Thermal revenues                                          13,738
         Equity in Income from energy projects                     17,789
         Operating and mantenance contract services                14,166
         Construction contract revenue                              4,578
         Other                                                      3,584
                                                            --------------
                 Total operating revenue                          113,534


OPERATING EXPENSES:
         Fuel                                                      57,747
         Operating, maintnance and supplies                        12,562
         Depreciation and amortization                             17,498
         Salaries, wages and benefits                              10,856
         Construction contract expenses                             3,267
         General and administrative                                11,769
         Operating and maintenance contract services                3,058
                                                            --------------
                 Total operating expenses                         116,757

INCOME FROM OPERATIONS                                             (3,223)

OTHER INCOME (EXPENSE)
         Interest income                                            5,659
         Interest expense                                         (12,748)
         Sale of project ownership interest                        14,221
         Other, net                                                (4,367)
                                                            --------------
                 Total other (expense)                              2,765

INCOME  BEFORE INCOME TAXES                                          (458)

PROVISION  FOR INCOME TAXES                                        (8,231)
                                                            --------------

          Net income                                              $ 7,773
                                                            ==============

                                                                 Exhibit D

                      CSW International, Inc.
                        Statement of Income
          For the Twelve Months Ended September 30, 2002
                            (Unaudited)
                             ($000's)




Operating Revenues - Equity Losses                                $ (4,032)


Operating Expenses
     General and administrative                                      6,610
     Depreciation and amortization                                    (128)
                                                              -------------
                                                                     6,482
                                                              -------------
Operating Income                                                   (10,514)
                                                              -------------

Other Income and (Deductions)
     Investment income                                                  62
     Unrealized gain on derivatives                                 10,808
     Interest income                                                 4,172
     Interest expense                                               (2,708)
                                                              -------------
                                                                    12,334
                                                              -------------
Income Before Income Taxes                                           1,820
                                                              -------------

Provision for Income Taxes                                          (7,006)
                                                              -------------

Net Income before Provision for Loss on Disposition                  8,826

Discontinued Operations                                             95,659

Goodwill Impairment                                                323,000
                                                              -------------

Net Income                                                      $ (218,515)
                                                              =============


In July 2002 CSW International, Inc. sold SEEBOARD plc, an indirect wholly owned subsidiary of CSW International, Inc. Results of operations related to assets sold are presented above in Discontinued Operations.

In addition, CSW International, Inc. recognized a $323 million Goodwill Impairment loss related to the assets sold in conjunction with the adoption of SFAS 142.


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


                                                                                                                Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 2002



                           Associate             Associate                                                 Dollar Amount
                            Company               Company           Receiving      Receiving    Types of    of Services
   Reporting               Providing             Receiving           Company        Company     Services     Provided
    Company                 Services             Services             Owner         Location    Rendered      (000's)
-----------------  -----------------------  -------------------   ---------------  ----------- -----------   ---------

CSW Energy, Inc.      Industry and Energy    Eastex Cogeneration  CSW Energy, Inc.   Texas      Engineering     $8
                       Associates LLC        Limited Partnership


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